

June 9, 2011

Via Facsimile
Mr. M. Terry Turner
President and Chief Executive Officer
Pinnacle Financial Partners, Inc.
150 Third Avenue South, Suite 900
Nashville, Tennessee 37201

Re: **Pinnacle Financial Partners, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2010
        Filed February 23, 2011
        Definitive Proxy Statement on Schedule 14A
        Filed March 9, 2011
        File No. 000-31225

Dear Mr. Turner:

We have reviewed your response letter dated May 10, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings clearly identifying new and deleted disclosure, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Critical Accounting Estimates - Impairment of Intangible Assets, page 23

1. We note your response to comment 5 in our April 7, 2011 letter. Please clarify for us how your analysis allocates the fair value of your reporting unit to all the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. It is not clear to us what the "new goodwill before fair value adjustments" represents and how it was determined or why you are adjusting it with other fair value adjustments.

2.   We note your response to comment 5 in our April 7, 2011 letter. Please tell us why the fair value of loans used in your second step goodwill impairment test was not consistent with the fair value of loans disclosed in Note 10 Fair Value of Financial Instruments in your September 30, 2010 Form 10-Q.

Note 1. Summary of Significant Accounting Policies - Loans, page 66

3.   We note your revised disclosure in response to comments 8 and 9 in our April 7, 2011 letter. Please tell us in detail and revise your disclosure in future filings to clarify which portfolios/loans are individually measured for impairment in accordance with ASC 310-10-35 (formerly SFAS 114) and which are collectively measured for impairment in accordance with ASC 450-20 (formerly SFAS 5). Please clarify if nonaccrual loans less than $250,000 are individually evaluated and measured for impairment. If they are, please tell us how your allocation methodology is consistent with the guidance in ASC 310-10-35.

Additionally, in response to previous comments 8 and 9, you disclose on page 7 of your Form 10-Q that "For loans less than $250,000, Pinnacle Financial assigns a valuation allowance to these loans utilizing an allocation rate equal to the allocation rate calculated for loans of a similar type greater than $250,000." You also state on page 7 that "Pinnacle Financial does not have any loan portfolios that are collectively evaluated for impairment such as credit card or automobile portfolios." However, it appears that you do collectively evaluate certain portfolios for impairment in accordance with ASC 450-20 based on your disclosure on page 8 of your March 31, 2011 Form 10-Q as well as page 31 of your Form 10-K that you evaluate consumer and consumer real estate as a group since these loans are smaller and homogeneous. Please reconcile this apparent inconsistency in your response as well as your future filings.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 30

4.   We note your response to comment 20 of our letter dated April 7, 2011 that you will include in future filings the disclosure required by Item 402(b)(1)(vii) of Regulation S-K. Please provide us with your proposed disclosure to be made in future filings.

You may contact Michael Volley at (202) 551-3437 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel